AH
8-17-2004

BB 8/12

04019752

[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washingto]n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neil Lubarsky and Co. Inc

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 West Red Oak Lane, Ste. 120
(No. and Street)

White Plains, NY 10604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronni S. Leo, CPA
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNTANT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
NEIL LUBARSKY CO., INC.

I have audited the accompanying balance sheet of NEIL LUBARSKY CO., INC. as of December 31, 2003 and the related statement of income and the related statement of cash flows for the year then ended. These financial statements are the responsibility of the company management. My responsibility is to express an opinion of these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to optain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable bases for my opinion.

In my opinion, the financial statements referred to above fairly, in all material respects, presents the financial position of NEIL LUBARSKY CO., INC. as of December 31, 2003 and the results of operations and the cash flow for the year then ended in conformity with generally accepted accounting principles.

PLAINVIEW, N Y
FEBRUARY 11, 2004

Ronni S Leo, CPA

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNTANT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

NEIL LUBARSKY CO., INC.
STATEMENT OF INTERNAL CONTROL INADEQUACIES
DECEMBER 31, 2003

No material inadequacies exist in the accounting system, internal controls or procedures for safeguarding securities.

FEBRUARY 11, 2004

Ronni S. Leo, CPA

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNTANT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

NEIL LUBARSKY CO., INC.
STATEMENT OF MATERIAL DIFFERENCES
DECEMBER 31, 2003

No material differences exist between the computation of the Net Capital and the Computation of the 15c 3-3 Reserve Requirements as reported on the Unaudited part IIa.

FEBRUARY 11, 2004

Ronni S. Leo, CPA

Neil Lubarsky & Co Inc.
Member NASD
4 West Red Oak Lane Suite 110
White Plains, NY 10604
914 997 8558

Statement of Financial Condition
December 31, 2003

Schedule B

Assets	
Cash	$17,116
Total Assets	$17,116
Liabilites	$0
Capital	
Common Stock	$10,000
Additional Paid In Capital	$7,500
Retained Earnings	-$384
Total Liabilities and Capital	$17,116

Neil Lubarsky & Co Inc.
Member NASD
4 West Red Oak Lane Suite 110
White Plains, NY 10604
914 997 8558

Statement of Income and Loss
For the Year ending December 31, 2003

Schedule C

Income:	
Commission	$14,365
Interest	$60
Miscellaneous Income	$269
Total Income	$14,694
Expenses:	
Professional Dues and Licenses	$2,890
Seminars	$3,400
Commissions Paid	$6,412
Insurance	$325
Miscellaneous Fees	$625
Taxes	$100
Total Expenses	$13,752
Net Profit	$942

Neil Lubarsky & Co Inc.
Member NASD
4 West Red Oak Lane Suite 110
White Plains, NY 10604
914 997 8558

Statement of Change in Financial Condition
December 31, 2003

Schedule D

Net Profit	$942
Shareholder's Sub S Distribution	$0
Increase in Working Captial	$942
Increase in Cash	$942

Statement of Changes in Stockholders' Equity
December 31, 2003

Schedule E

Stockholders' Equity January 1, 2003	$16,174
Additional Paid in Capital	$0
Plus: Net Profit	$942
Stockholders' Equity December 31, 2003	$17,116

Statement of Cash Flows
For the Years Ending December 31, 2003 and December 31, 2002

	2003	2002
Net Income (Loss)	$942	-$1,326
No other Operating Activities		$0
New Cash Provided (Used) by Operations	$942	-$1,326
Less: Stockholders' Subchapter S Distribution	$0	$0
Additional Paid in Capital	$0	$7,500
Net Change in Cash	$942	$6,174
Cash at Beginning of Year	$16,174	$10,000
Cash at End of Year	$17,116	$16,174

Computation of Net Capital
December 31, 2003

Schedule G

Minimum Net Capital Required	$5,000
Excess Capital	$12,116
Total Capital	$17,116